

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Peter D. Fetzer
Foley & Larder LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, WI 53202

> **Re: American Vanguard Corp.**
> **Preliminary Proxy Statement filed by Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis VI LLC, Patrick E. Gottschalk, and Mark R. Bassett**
> **Filed April 27, 2022**
> **File No. 001-13795**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

What do the Cruiser Director Nominees Hope to Achieve?, page 3

1.   Please clarify whether your nominees have a plan to achieve their stated goals.

2.   Please revise your proxy statement to provide additional information on the amount of board fees referenced at the top of page 4.

Background of the Solicitation, page 6

3.   Please revise the disclosure in this section to describe the events surrounding your apparent decision to nominate only three candidates instead of the four indicated in your March 7, 2022 notice to the company.

Proposal 1. Election of Directors, page 9

4. Please disclose the names of the companies "Mr. Rosenbloom has helped ...add highly qualified members to their Board rooms, seeking to improve stockholder value at those companies."

5. With a view toward revised disclosure, please tell us why, in light of the plurality voting standard to be used for the election of directors, "stockholders will not be able to abstain from voting in the election of directors."

Proposal 3. Approval of the 2022 Stock Incentive Plan, page 12

6. We note that you "...have been disappointed with AVD's ....(4) the dilutive effect of its incentive stock plan..." while you also recommend a vote for the approval of the 2022 stock incentive plan. Please address this apparent contradiction.

Form of Proxy Card, page A-4

7. Please revise your proxy card to indicate how signed but unmarked proxy cards will be voted.

8. We note the proposal number 5 included in your form of proxy card. We also note that the company has not included an adjournment proposal in its proxy materials. Please advise or revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions